Via Facsimile and U.S. Mail
Mail Stop 6010

July 11, 2008

C. James Prieur
Chief Executive Officer
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

Re: Conseco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 filed March 28, 2008
Form 10-Q for the Three Months Ended March 31, 2008 filed May 9, 2008
File No. 001-31792

Dear Mr. Prieur:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q – March 31, 2008

Part 1 – Financial Information

Item 1. Financial Statements

Notes To Consolidated Financial Statements

Fair Value Measurements, page 35

1.   You disclosed the following concerning your over $20 billion in fixed maturity securities and separate account assets: "The vast majority of our fixed maturity securities and separate account assets use Level 2 inputs for the determination of fair value. These fair values are obtained primarily from independent pricing services, which use Level 2 inputs for the determination of fair value." It appears to be the case from the disclosure that the pricing services determine fair value rather than management:

    • If this is not the case, please revise your disclosure to clarify.

    • In either case, please describe the techniques and disclose the assumptions used to determine fair value.

    Further, while you are not required to indicate or infer that the independent pricing services determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

Investments, page 69

2.   Please revise your management's discussion and analysis to disclose the following regarding the significant unrealized losses on your actively managed fixed maturity investments as of March 31, 2008:

    • The amount of unrealized loss and investment fair value by investment category and for any material individual asset-backed securities,

    • The unrealized loss by credit rating and by investment category.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant